================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 6)


                            ALLCITY INSURANCE COMPANY
                                (Name of Issuer)


  COMMON SHARES, $1 PAR VALUE                                    016752107
(Title of class of securities)                                 (CUSIP number)


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 MARCH 18, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 016752107                                                             13D
--------------------------------------------------------------------------                 ----------------------------------------
--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  LEUCADIA NATIONAL CORPORATION

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- -------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [X]
                                                                                                                       (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- -------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      NEW YORK

--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0
          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  6,458,808 (SEE ITEM 5)
         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0
        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             6,458,808 (SEE ITEM 5)

--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808 (SEE ITEM 5)

--------------- -------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [_]

--------------- -------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          91.2%

--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO

--------------- ---------------------------------------------------------- --------------------------------------------------------







                                       2

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 016752107                                                             13D
--------------------------------------------------------------------------                 ----------------------------------------

--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  WMAC INVESTMENT CORPORATION

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- -------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [X]
                                                                                                                      (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- -------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      WISCONSIN

--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0
          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  299,370 (SEE ITEM 5)
         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0
        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             299,370 (SEE ITEM 5)

--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   299,370 (SEE ITEM 5)

--------------- -------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

--------------- -------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           4.2%

--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO

--------------- ---------------------------------------------------------- --------------------------------------------------------





                                       3

------------------------------------------------------------------------------ --------------- ------------------------------------
CUSIP No. 016752107                                                                 13D
------------------------------------------------------------------------------ --------------- ------------------------------------

------------------- ---------------------------------------------------------- ----------------------------------------------------
        1           NAME OF REPORTING PERSON:                                  PHLCORP, INC.

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [X]
                                                                                                                          (B) [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------ --------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                     N/A

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
------------------- ---------------------------------------------------------- ----------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                      PENNSYLVANIA

------------------------------- --------- ---------------------------------------------------- ------------------------------------
          NUMBER OF                7      SOLE VOTING POWER:                                   0
            SHARES
------------------------------- --------- ---------------------------------------------------- ------------------------------------
         BENEFICIALLY              8      SHARED VOTING POWER:                                 6,458,808 (SEE ITEM 5)
           OWNED BY
------------------------------- --------- ---------------------------------------------------- ------------------------------------
             EACH                  9      SOLE DISPOSITIVE POWER:
          REPORTING
------------------------------- --------- ---------------------------------------------------- ------------------------------------
         PERSON WITH               10     SHARED DISPOSITIVE POWER:                            6,458,808 (SEE ITEM 5)

------------------- -------------------------------------------------------------------------- ------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808 (SEE ITEM 5)

------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     91.2%
------------------- ---------------------------------------------------------- ----------------------------------------------------
        14          TYPE OF REPORTING PERSON:                                  CO
------------------- ---------------------------------------------------------- ----------------------------------------------------






                                       4

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [X]
                                                                                                                       (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                87.0%
---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- ------------------------------------------------







                                       5

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BALDWIN ENTERPRISES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [X]
                                                                                                                    (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       COLORADO

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   87.0%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------






                                       6

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BELLPET, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [X]
                                                                                                                   (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,688,031 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,688,031 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,688,031 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 80.4%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------







                                       7

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   EMPIRE INSURANCE COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]
                                                                                                                     (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,987,401
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,987,401

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,987,401

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                84.6%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


           Item 1. Security and Issuer.


           This Statement constitutes Amendment No. 6 ("Amendment No. 6") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), WMAC Investment Corporation ("WMAC"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), Baldwin Enterprises, Inc. ("BEI"), BELLPET, Inc. ("Bellpet") and Empire Insurance Company ("Empire") (collectively, the "Controlling Entities").

           This Statement relates to the common stock, par value $1.00 (the "Common Stock"), of Allcity Insurance Company (the "Company"). The address of the principal executive office of the Company is 45 Main Street, Brooklyn, New York 11201.

           Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.


           Item 4. Purpose of Transaction.

           In response to negotiations conducted by a Special Committee of the Company's Board of Directors, Leucadia has increased the consideration for its proposed tender offer to $2.75 per share. The Special Committee also advised Leucadia that, subject to confirmation that the Company's Annual Report on Form 10-K for the year ended December 31, 2002 does not disclose any information that would adversely affect the Special Committee's evaluation of the proposal or the opinion of the financial advisor to the Special Committee as to the fairness, from a financial point of view, of the $2.75 per share price to the shareholders of the Company unaffiliated with Leucadia, the Special Committee would recommend that the Board of Directors recommend that shareholders accept Leucadia's proposal.

           Assuming that the Special Committee and the Board of Directors each recommend acceptance of Leucadia's proposal, Leucadia has advised the Company that it intends to commence the tender offer as soon as practicable, although there can be no assurance that any such tender offer will in fact be commenced or consummated.

           In addition to the foregoing, subject to and depending upon availability at prices deemed favorable by Leucadia, Leucadia, directly or through its subsidiaries, may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise. As stated above, Leucadia may consider increasing its ownership of Common Stock above current levels by proposing a merger or other business combination or otherwise, in which event its involvement may be through or together with entities in which it has an interest.

           Except as set forth above, none of the Controlling Entities have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           Leucadia's proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of the Company.

           Any communications regarding the potential tender offer will be filed with the SEC on Schedule TO as "pre-commencement communications" to a tender offer. When it becomes available, shareholders should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13e-3) to be filed by Leucadia as it will contain important information about the tender offer. When it becomes available, shareholders can obtain such tender offer statement on Schedule TO free of charge from the U.S. Securities and Exchange Commission's website at http: www.sec.gov or from Leucadia by directing a request to Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.


           Item 7. Material to be Filed as Exhibits.

           1. Agreement among the Controlling Entities with respect to the filing of this Schedule 13D.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


           Dated:  March 25, 2003



                           LEUCADIA NATIONAL CORPORATION

                           By: /s/ Joseph A. Orlando
                               ----------------------------------------------
                           Name: Joseph A. Orlando
                           Title: Vice President and Chief Financial Officer

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  March 25, 2003


                                         WMAC INVESTMENT CORPORATION

                                         By: /s/ Joseph A. Orlando
                                             ---------------------------------
                                         Name: Joseph A. Orlando
                                         Title: Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  March 25, 2003



                                       PHLCORP, INC.



                                       By: /s/ Joseph A. Orlando
                                           -----------------------------------
                                       Name: Joseph A. Orlando
                                       Title: Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  March 25, 2003



                            330 MAD. PARENT CORP.

                            By: /s/ Corinne Maki
                                ----------------------------------------------
                            Name: Corinne Maki
                            Title: Vice President, Secretary and Controller

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  March 25, 2003


                                       BALDWIN ENTERPRISES, INC.

                                       By: /s/ Joseph A. Orlando
                                           ------------------------------------
                                       Name: Joseph A. Orlando
                                       Title: Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  March 25, 2003



                              BELLPET, INC.

                              By: /s/ Corinne Maki
                                  --------------------------------------------
                              Name: Corinne Maki
                              Title: Vice President, Secretary and Controller

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  March 25, 2003



                                  EMPIRE INSURANCE COMPANY

                                  By: /s/ Rocco Nittoli
                                      --------------------------------------
                                  Name: Rocco Nittoli
                                  Title: Chief Operating Officer